The Real Brokerage to Present at Needham Growth Conference in New York

TORONTO and NEW YORK, January 11, 2024 -- The Real Brokerage Inc. (NASDAQ: REAX), the fastest growing publicly traded real estate brokerage, today announced that its Chairman and Chief Executive Officer, Tamir Poleg, will present at the 26th Annual Needham Growth Conference in New York on Thursday, January 18, 2024 at 1:30 p.m. ET.

Conference Details:

Date: Thursday, January 18, 2024

Time: 1:30 p.m. ET

Webcast link: https://wsw.com/webcast/needham134/reax/2252448

Real's remarks will be broadcast live and a replay will be available for one year at the link above, and by visiting the "Investors" section of www.onereal.com.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence throughout the U.S. and Canada, Real supports more than 14,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses. Additional information can be found on its website at www.onereal.com.

Contact Information

For additional information, please contact:
Ravi Jani
Vice President, Investor Relations and Financial Planning & Analysis
investors@therealbrokerage.com
908.280.2515

For media inquiries, please contact:
Elisabeth Warrick
Senior Director, Marketing, Communications & Brand
elisabeth@therealbrokerage.com

201.564.4221